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Ohio National Financial Services
One Financial Way
Cincinnati, Ohio 45242
January 27, 2010
Ms. Rebecca A. Marquigny
Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F. Street, N.E.
Washington, D.C. 20549-0506

VIA EDGAR CORRESPONDENCE

Re:	Ohio National Variable Account A (811-1978)
N-4 Registration Statement, ONcore Premier II (333-164070)
N-4 Registration Statement, ONcore Xtra II (333-164073)
N-4 Registration Statement, ONcore Flex II (333-164069)
N-4 Registration Statement, ONcore Lite III (333-164075)

National Security Variable Account N (811-10619)
N-4 Registration Statement, NScore Premier II (333-164071)
N-4 Registration Statement, NScore Xtra II (333-164074)
N-4 Registration Statement, NScore Lite III (333-164068)
N-4 Registration Statement, NScore Flex (333-164072)
N-4 Registration Statement, NScore Wrap (333-164076)
Dear Ms. Marquigny:
On December 30, 2009, we filed the above-referenced registration statements on Form N-4. At the Staff’s request, this letter is to help identify similar sections of the prospectuses in those filings. The filings are substantially similar. For your review, I would suggest using ONcore Premier II (333-164070) and NScore Premier II (333-164071) as your templates for Ohio National Variable Account A and National Security Variable Account N, respectively.
The attached charts set forth the basic features of the products and which riders are available. The riders included in the filings are the same as riders included in Ohio National Variable Account A’s 485(a) post-effective amendment filings filed on December 3, 2009 (one of which was ONcore Premier, 333-43515) (the “December 3, 2009 filings”), except for the GMIB Plus with Annual Reset included in the National Security Variable Account N filings which is the same as the GMIB Plus with Annual Reset (2009) in National Security Variable Account N’s existing filings (one of which is NScore Premier, 333-125856). The GMIB Plus with Annual Reset in the above-

referenced ONcore filings is the same as the GMIB Plus with Annual Reset (2009) version included in the December 3, 2009 filings. The ARDBR in the above-referenced filings is the same as the ARBDR (2009) version in the December 3, 2009 filings. The GMDBR80 Plus and GMDBR85 Plus in the above-referenced filings are the same as the 5% GMDBR80 Plus and 5% GMDBR85 Plus versions in the December 3, 2009 filings.
Should you have any questions or comments, please contact me at (513) 794-6278.

Sincerely,
/s/ Kimberly A. Plante
Kimberly A. Plante
Associate Counsel

ONcore Variable Annuities

	ONcore Lite III	ONcore Premier II	ONcore Xtra II	ONcore Flex II
Separate Account	Ohio National Variable Account A	Ohio National Variable Account A	Ohio National Variable Account A	Ohio National Variable Account A

1940 Act File No.	811-1978	811-1978	811-1978	811-1978

1933 Act File No.	333-164075	333-164070	333-164073	333-164069

Fees	• 1.60% M&E and	• 1.30% M&E and	• 1.70% M&E and	• 1.70% M&E and
	Administration Charge	Administration Charge	Administration Charge	Administration Charge
	• $30 annual contract	• $30 annual contract	• $30 annual contract	• $30 annual contract
	maintenance charge — waived if	maintenance charge — waived if	maintenance charge — waived if	maintenance charge — waived if
	contract value is $50,000 or	contract value is $50,000 or	contract value is $50,000 or	contract value is $50,000 or more.
	more.	more.	more.

Surrender Charge	4 yrs: 8-7-6-6%	7 yrs: 7-7-6-5-4-3-2%	9 yrs: 9-8-7-6-5-4-3-2-1%	None

Issue Ages	0-80 (81-87 with restrictions)	0-80 (81-87 with restrictions)	0-80 (81-87 with restrictions)	0-80 (81-87 with restrictions) for
	for annuitant	for annuitant	for annuitant	annuitant

Payments	• $5,000 minimum ($2,000	• $5,000 minimum ($2,000	• $5,000 minimum ($2,000	• $10,000 minimum ($2,000
	IRA)	IRA)	IRA)	IRA)
	• $500 add-on	• $500 add-on	• $500 add-on	• $500 add-on
	• $300 for qualified plans	• $300 for qualified plans	• $300 for qualified plans	• $300 for qualified plans
	and bank draft	and bank draft	and bank draft	and bank draft
	• Maximum purchase payment	• Maximum purchase payment	• Maximum purchase payment	• Maximum purchase payment
	amount of lesser of 150% of	amount of lesser of 150% of	amount of lesser of 150% of	amount of lesser of 150% of
	initial purchase payment or $1	initial purchase payment or $1	initial purchase payment or $1	initial purchase payment or $1
	million. May limit all VA sold	million. May limit all VA sold	million. May limit all VA sold	million. May limit all VA sold
	covering the annuitant to $1	covering the annuitant to $1	covering the annuitant to $1	covering the annuitant to $1
	million.	million.	million.	million.

Death Benefit	Greater of: contract value at	Greater of: Contract value at	Greater of: Contract value at	Greater of: contract value at
	death or purchase payments	death, purchase payments adjusted	death, purchase payments adjusted	death or purchase payments
	adjusted for withdrawals.	for withdrawals, or Three-Year	for withdrawals, or Eight-Year	adjusted for withdrawals.
		Step-Up: Stops at attained age	Step-Up: Stops at attained age
		90.	90.

Annual Withdrawals	Up to 10% of the contract value	Up to 10% of the contract value	Up to 10% of the contract value	No surrender charge. $500 minimum.
	at time of first withdrawal in a	at time of first withdrawal in a	at time of first withdrawal in a	Contract value cannot drop below
	contract year may be withdrawn	contract year may be withdrawn	contract year may be withdrawn	$5,000.
	without surrender charge. $500	without surrender charge. $500	without surrender charge $500
	minimum. Contract value cannot	minimum. Contract value cannot	minimum. Contract value cannot
	drop below $5,000.	drop below $5,000.	drop below $5,000.

	ONcore Lite III	ONcore Premier II	ONcore Xtra II	ONcore Flex II
Other Features	Available Asset Allocation Models.	Available Asset Allocation Models.	Available Asset Allocation Models.	Available Asset Allocation Models.
Extra Credit — an extra 4% of
each purchase payment is credited
to the contract value of the
first $250,000 purchase payments.
Credit of 5% for payments
exceeding $250,000 and for all
payments within first year if
total in first year exceeds
$250,000.

Riders:

Guaranteed	Available (p34)	Available (p 35)	Available (p 34)	Available (p 33)
Minimum Income Benefit (GMIB) Plus with Annual Reset rider

Guaranteed	Available (p 38)	Available (p 39)	Available (p 37)	Available (p 36)
Principal Protection (GPP) Rider

Guaranteed	Available (p 39)	Available (p 40)	Available (p 38)	Available (p 37)
Lifetime Withdrawal Benefit rider (GLWB)

Guaranteed	Available (p 45)	Available (p 46)	Available (p 44)	Available (p 43)
Lifetime Withdrawal Benefit rider Joint Life (Joint GLWB)

Annual Reset	Available (p 29)	Available (p 30)	Available (p 29)	Available (p 28)
Death Benefit Rider (ARDBR)

Guaranteed	Available (p 29)	Available (p 29)	Available (p 28)	Available (p 27)
Minimum Death Benefit Rider 85 (GMDBR85 Plus)

Guaranteed	Available (p 29)	Available (p 29)	Available (p 28)	Available (p 27)
Minimum Death Benefit Rider 80 (GMDBR80 Plus)

	ONcore Lite III	ONcore Premier II	ONcore Xtra II	ONcore Flex II
Annual Step-Up	Available (p 28)	Available (p 29)	Available (p 28)	Available (p 27)
Death Benefit Rider

Gain Enhancement	Available (p 31)	Available (p 32)	Available (p 31)	Available (p 29)
Benefit (GEB) Rider

Gain Enhancement	Available (p 31)	Available (p 32)	Available (p 31)	Available (p 29)
Benefit Plus (GEB Plus) Rider

NScore Variable Annuities

	NScore Lite III	NScore Premier II	NScore Xtra II	NScore Flex	NScore Wrap
Separate Account	National Security	National Security	National Security	National Security	National Security
	Variable Account N	Variable Account N	Variable Account N	Variable Account N	Variable Account N

1940 Act File No.	811-10619	811-10619	811-10619	811-10619	811-10619

1933 Act File No.	333-164068	333-164071	333-164074	333-164072	333-164076

Fees	• 1.65% M&E	• 1.35% M&E	• 1.75% M&E and	• 1.75% M&E	• 0.70% M&E
	and Administration	and Administration	Administration Charge	and Administration	and Administration
	Charge	Charge	• $30 annual	Charge	Charge
	• $30 annual	• $30 annual	contract maintenance	• $30 annual	• $30 annual
	contract	contract maintenance	charge — waived if	contract	contract
	maintenance charge	charge — waived if	contract value is	maintenance charge	maintenance charge
	— waived if	contract value is	$50,000 or more.	— waived if	— waived if
	contract value is	$50,000 or more.		contract value is	contract value is
	$50,000 or more.			$50,000 or more.	$50,000 or more.

Surrender Charge	4 yrs: 8-7-6-6%	7 yrs: 7-7-6-5-4-3-2%	9 yrs: 9-8-7-6-5-4-3-2-1%	None	None

Issue Ages	0-80 (81-87 with	0-80 (81-87 with	0-80 (81-87 with	0-80 (81-87 with	0-80 (81-87 with
	restrictions) for	restrictions) for	restrictions) for	restrictions) for	restrictions) for
	annuitant	annuitant	annuitant	annuitant	annuitant

Payments	• $5,000	• $5,000	• $5,000 minimum	• $10,000	• $10,000
	minimum ($2,000	minimum ($2,000 IRA)	($2,000 IRA)	minimum ($2,000	minimum ($2,000
	IRA)	• $500 add-on	• $500 add-on	IRA)	IRA)
	• $500 add-on	• $300 for	• $300 for	• $500 add-on	• $500 add-on
	• $300 for	qualified plans and	qualified plans and bank	• $300 for	• $300 for
	qualified plans and	bank draft	draft	qualified plans and	qualified plans and
	bank draft	• Maximum	• Maximum purchase	bank draft	bank draft
	• Maximum	purchase payment	payment amount of lesser	• Maximum	• Maximum
	purchase payment	amount of lesser of	of 150% of initial	purchase payment	purchase payment
	amount of lesser of	150% of initial	purchase payment or $1	amount of lesser of	amount of lesser of
	150% of initial	purchase payment or	million. May limit all	150% of initial	150% of initial
	purchase payment or	$1 million. May	VA sold covering the	purchase payment or	purchase payment or
	$1 million. May	limit all VA sold	annuitant to $1 million.	$1 million. May	$1 million. May
	limit all VA sold	covering the		limit all VA sold	limit all VA sold
	covering the	annuitant to $1		covering the	covering the
	annuitant to $1	million.		annuitant to $1	annuitant to $1
	million.			million.	million.

Death Benefit	Greater of:	Greater of: Contract	Greater of: Contract	Greater of:	Greater of:
	contract value at	value at death,	value at death, purchase	contract value at	contract value at
	death or purchase	purchase payments	payments adjusted for	death or purchase	death or purchase
	payments adjusted	adjusted for	withdrawals, or	payments adjusted	payments adjusted
	for withdrawals.	withdrawals, or	Eight-Year Step-Up:	for withdrawals.	for withdrawals.
		Three-Year Step-Up:	Stops at attained age
		Stops at attained	90.
age 90.

	NScore Lite III	NScore Premier II	NScore Xtra II	NScore Flex	NScore Wrap
Annual Withdrawals	Up to 10% of the	Up to 10% of the	Up to 10% of the	No surrender	No surrender
	contract value at	contract value at	contract value at time	charge. Contract	charge. $500
	time of first	time of first	of first withdrawal in a	value cannot drop	minimum. Contract
	withdrawal in a	withdrawal in a	contract year may be	below $5,000.	value cannot drop
	contract year may	contract year may be	withdrawn without		below $5,000.
	be withdrawn	withdrawn without	surrender charge.
	without surrender	surrender charge.	Contract value cannot
	charge. $300	$300 minimum.	drop below $5,000.
	minimum. Contract	Contract value
	value cannot drop	cannot drop below
	below $5,000.	$5,000.

Other Features	Available Asset	Available Asset	Available Asset	Available Asset	Available Asset
	Allocation Models.	Allocation Models.	Allocation Models.	Allocation Models.	Allocation Models.
Extra Credit — an extra
4% of each purchase
payment is credited to
the contract value of
the first $250,000
purchase payments.
Credit of 5% for
payments exceeding
$250,000 and for all
payments within first
year if total in first
year exceeds $250,000.

Riders:

Guaranteed	Available (p 34)	Available (p 35)	Available (p 37)	Available (p 33)	Available (p 33)
Minimum Income Benefit (GMIB) Plus with Annual Reset rider

Guaranteed	Available (p 38)	Available (p 38)	Available (p 40)	Available (p 37)	Available (p 37)
Principal Protection (GPP) Rider

Guaranteed	Available (p 39)	Available (p 39)	Available (p 41)	Available (p 37)	Available (p 38)
Lifetime Withdrawal Benefit rider (GLWB)

Guaranteed	Available (p 45)	Available (p 45)	Available (p 47)	Available (p 43)	Available (p 44)
Lifetime Withdrawal Benefit rider Joint Life (Joint GLWB)

	NScore Lite III	NScore Premier II	NScore Xtra II	NScore Flex	NScore Wrap
Annual Reset	Available (p 29)	Available (p 29)	Available (p 31)	Available (p 28)	Available (p 28)
Death Benefit Rider (ARDBR)

Guaranteed	Available (p 28)	Available (p 29)	Available (p 31)	Available (p 27)	Available (p 27)
Minimum Death Benefit Rider 85 (GMDBR85 Plus)

Guaranteed	Available (p 28)	Available (p 29)	Available (p 31)	Available (p 27)	Available (p 27)
Minimum Death Benefit Rider 80 (GMDBR80 Plus)

Annual Step-Up	Available (p 28)	Available (p 28)	Available (p 30)	Available (p 27)	Available (p 27)
Death Benefit Rider

Gain Enhancement	Available (p 31)	Available (p 31)	Available (p 33)	Available (p 29)	Available (p 30)
Benefit (GEB) Rider

Gain Enhancement	Available (p 31)	Available (p 31)	Available (p 33)	Available (p 29)	Available (p 30)
Benefit Plus (GEB Plus) Rider